UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On October 4, 2024, U Power Limited (the “Company”) reported its financial results for the six months ended June 30, 2024. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Financial Results and Statements of U Power Limited for the Six (6) Months Ended June 30, 2024”; and “Operating and Financial Review and Prospects”.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Unaudited Financial Results and Statements of U Power Limited for the Six (6) Months Ended June 30, 2024
99.2	Operating and Financial Review and Prospects
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

U Power Limited

Date: October 4, 2024	By:	/s/ Jia Li
Jia Li
Chief Executive Officer

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